UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-36206

BIT Mining Limited

428 South Seiberling Street

Akron, Ohio 44306

United States of America

+1 (346) 204-8537

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the documents attached as Exhibits 99.1 and Exhibt 99.2 to this report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, filed with the U.S. Securities and Exchange Commission on May 16, 2025 (Registration No. 333-287337), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 -	Unaudited Interim Condensed Consolidated Financial Statements of BIT Mining Limited as of December 31, 2024 and June 30, 2025 and for the Six Months Ended June 30, 2024 and 2025
Exhibit 99.2 -	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT MINING LIMITED

	By:	/s/ Xianfeng Yang
	Name:	Xianfeng Yang
	Title:	Chief Executive Officer

Date: September 26, 2025